As filed with the Securities and Exchange Commission on February 28, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13E-4F
ISSUER TENDER OFFER STATEMENT
PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
MDS Inc.
(Exact name of Issuer as specified in its Charter)
Canada
(Jurisdiction of Issuer’s Incorporation or Organization)
MDS Inc.
(Name(s) of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
55269P302
(CUSIP Number of Class of Securities (if applicable))
Peter E. Brent
Senior Vice-President, Legal and Corporate Secretary
MDS Inc.
2700 Matheson Blvd. East, Suite 300, West Tower
Mississauga, Ontario Canada L4W 4V9
(416) 675-6777
(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s)
filing statement)
February 28, 2007
(Date tender offer first published, sent or given to security holders)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$431,000,000(1)	US$13,231.70(1)

(1)	The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$500 million and based on an exchange rate of Cdn$1.00 to US$0.8620, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 26, 2007.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form/Schedule:	Date Filed:

PART I
INFORMATION REQUIRED TO BE
SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1:	Offer to Purchase and Circular dated February 28, 2007
Document 2:	Letter of Transmittal
Document 3:	Notice of Guaranteed Delivery

Item 2.	Informational Legends
See the cover of the Offer to Purchase and Circular.

Document 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

OFFER
BY
MDS INC.

TO PURCHASE FOR NOT MORE THAN CDN$500,000,000 IN CASH
UP TO 23,809,523 OF ITS COMMON SHARES AT A PURCHASE PRICE OF
NOT MORE THAN CDN$23.50 AND NOT LESS THAN CDN$21.00 PER SHARE

MDS Inc. (“MDS” or the “Corporation”) hereby offers (the “Offer”) to purchase from holders (“Shareholders”) of common shares in the capital of MDS (the “Shares”) up to 23,809,523 Shares pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not more than CDN$23.50 and not less than CDN$21.00 per Share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the accompanying letter of transmittal (the “Letter of Transmittal”). Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased at the Purchase Price determined as provided herein. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The Offer expires at 5:00 p.m. (Toronto time) on April 5, 2007, unless extended, varied or withdrawn (the “Expiration Date”). MDS reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”.

MDS will determine a single price per Share (the “Purchase Price”) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed, for purposes of determining the Purchase Price, to have been deposited at a price of CDN$21.00 per Share. The Purchase Price will be the lowest price between CDN$21.00 and CDN$23.50 at which Shares have been deposited or have been deemed to be deposited that will enable MDS to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding CDN$500,000,000. Shares deposited by Shareholders pursuant to Auction Tenders will not be purchased by MDS pursuant to the Offer if the price specified by Shareholders with respect to such Shares is greater than the Purchase Price.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, MDS may, in its sole judgment, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

(continued on following page)

The Dealer Managers for the Offer are:

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

February 28, 2007

(continued from cover)

Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn such Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described below. MDS will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the close of business on the Expiration Date, fewer than 100 Shares (“Odd Lots”) and who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender.

Shareholders depositing Shares pursuant to Auction Tenders at $21.00 per Share (the minimum purchase price under the Offer) and Shareholders depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the pro ration provisions and the preferential acceptance of Odd Lots described herein).

If the number of Shares deposited or deemed to be deposited for purchase at or below the Purchase Price would result in an aggregate purchase price in excess of CDN$500,000,000, then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders of Odd Lots will not be subject to pro ration. See Section 2 of the Offer to Purchase, “NUMBER OF SHARES; PRO RATION”.

MDS will return all Shares not purchased under the Offer, including Shares deposited pursuant to Auction Tenders at prices greater than the Purchase Price and Shares not purchased because of pro ration.

As at February 23, 2007, there were 144,711,483 Shares issued and outstanding. The Offer may result in the purchase by MDS of up to 23,809,523 Shares (based on a Purchase Price equal to the minimum price per Share of CDN$21.00), representing approximately 16.5% of the total number of issued and outstanding Shares as at February 23, 2007. Assuming that the Offer is fully subscribed, the Offer will result in the purchase by MDS of a minimum of 21,276,595 Shares (based on a Purchase Price equal to the maximum price per Share of CDN$23.50), representing approximately 14.7% of the total number of issued and outstanding Shares as at February 23, 2007.

The Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbols “MDS” and “MDZ”, respectively. On February 23, 2007, the last full trading day prior to the announcement of the Offer, the closing price per Share on the Toronto Stock Exchange was CDN$21.20 and the closing price per Share on the New York Stock Exchange was US$18.33.

Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must decide for themselves whether to deposit Shares under the Offer. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares to the Offer and, if so, how many Shares to deposit and at what price or prices, if any.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “INCOME TAX CONSEQUENCES”.

Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer to Purchase, “PROCEDURE FOR DEPOSITING SHARES”.

All dollar references in the Offer and the Circular are in Canadian dollars (CDN$), except where otherwise indicated.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

This Offer is made by MDS, a foreign issuer, for its own securities, and while the Offer is subject to the disclosure requirements of Canada, Shareholders should be aware that these disclosure requirements are different from those of the United States. MDS’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. The significant differences between Canadian and United States generally accepted accounting principles are set forth in note 27 to the Consolidated Annual Financial Statements of MDS contained in its 2006 Annual Report.

The enforcement by Shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that MDS is incorporated in a foreign country and that some of its officers and directors are residents of a foreign country. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada. Shareholders should be aware that acceptance of the Offer will have certain tax consequences under United States and Canadian law, and should consult their tax advisors with respect to those consequences. See Section 8 of the Circular — “INCOME TAX CONSEQUENCES”.

MDS has filed with the Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-4(g) promulgated thereunder.

AVAILABLE INFORMATION

In addition to the requirements of applicable securities laws in Canada, MDS is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and furnishes other information with the SEC relating to its business, financial condition and other matters. MDS has filed an Issuer Tender Offer Statement on Schedule 13E-4F with the SEC with respect to the Offer. Such tender offer statement and the periodic reports filed and other information furnished by MDS may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

SUMMARY

This summary is qualified in its entirety by reference to the full text and more specific details in the Offer to Purchase.

Expiration Date	5:00 p.m. (Toronto time) on April 5, 2007 or such later date and time to which the Offer may be extended by MDS.

Payment Date	Subject to the terms and conditions of the Offer, MDS will take up and pay for Shares as soon as practicable and, in any event, not later than ten days after the Expiration Date.

Currency of Payment	The Purchase Price will be denominated in Canadian dollars. Amounts payable to depositing Shareholders will be in Canadian dollars.

Types of Deposit	Shareholders wishing to deposit Shares may do so either pursuant to (i) Auction Tenders, or (ii) Purchase Price Tenders. Shareholders who validly tender Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.

Auction Tender: Each Shareholder making an Auction Tender must specify the minimum price (not more than $23.50 nor less than $21.00 per Share, in increments of $0.10 per Share) at which such Shareholder is willing to have its Shares purchased by MDS.

Purchase Price Tender: Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by MDS should make a Purchase Price Tender. Under a Purchase Price Tender, a Shareholder’s Shares will be purchased at the Purchase Price determined as provided herein. Shares deposited pursuant to Purchase Price Tenders will be deemed, for purposes of determining the Purchase Price, to have been deposited at a price of $21.00 per Share.

Purchase Price	MDS will determine a single Purchase Price that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders.

The Purchase Price will be the lowest price between $21.00 and $23.50 per Share at which Shares have been deposited or have been deemed to be deposited that will enable MDS to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding $500,000,000.

All Shares acquired by MDS will be purchased at the Purchase Price, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders.

Shareholders depositing Shares pursuant to Auction Tenders at $21.00 per Share (the minimum purchase price under the Offer) and Shareholders depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the pro ration provisions and the preferential acceptance of Odd Lots described below).

MDS will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration.

Number of Shares to be Purchased	MDS will purchase, at the Purchase Price, Shares deposited under the Offer up to a maximum aggregate purchase price of $500,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be $21.00 per Share, the minimum purchase price under the Offer, the maximum number of Shares that will be purchased under the Offer is 23,809,523. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $23.50 per Share, the maximum purchase price under the Offer, the minimum number of Shares that will be purchased under the Offer is 21,276,595.

Pro ration	If the number of Shares properly deposited prior to the Expiration Time pursuant to Auction Tenders at prices at or below the Purchase Price and pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of $500,000,000, then such deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro ration. See Section 2 of the Offer to Purchase, “NUMBER OF SHARES; PRO RATION”. See also Section 9 of the Circular, “CERTAIN LEGAL MATTERS; REGULATORY APPROVALS”.

Odd Lots	MDS will purchase without pro ration all Shares deposited by any Shareholder owning less than 100 Shares as of the close of business on the Expiration Date, provided that such Shareholder deposits prior to the Expiration Time all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 2 of the Offer to Purchase, “NUMBER OF SHARES; PRO RATION”.

Brokerage Commissions	None.

Conditions of the Offer	MDS reserves the right to withdraw the Offer and not take up and pay for Shares deposited thereunder unless the conditions described in Section 5 of the Offer to Purchase are satisfied or waived. See Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”.

Withdrawal Rights	Deposited Shares may be withdrawn at any time by a Shareholder if the Shares have not been taken up by MDS or if the Shares have not been paid for by MDS within three business days of being taken up. See Section 4 of the Offer to Purchase, “WITHDRAWAL RIGHTS”.

Tax	Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “INCOME TAX CONSEQUENCES”.

Deposit Procedure	Any Shareholder desiring to deposit all or any portion of the Shareholder’s Shares under the Offer should complete and sign the Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it, together with all other required documents, to CIBC Mellon Trust Company, as depositary (the “Depositary”), along with the share certificates for such Shares as set forth in Section 3 of the Offer to Purchase, “PROCEDURE FOR DEPOSITING SHARES”, or request the Shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Shareholder. Any Shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if the Shareholder desires to deposit such Shares.

Any Shareholder who desires to deposit Shares and whose certificates for such Shares are not immediately available may deposit such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “PROCEDURE FOR DEPOSITING SHARES”.

Position of MDS and Directors	Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must decide for themselves whether to deposit Shares under the Offer. Shareholders are urged to consult their own investment and tax advisors and make their own decision as to whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices, if any.

Acceptance of the Offer	The directors and senior officers of the Corporation who beneficially own, directly or indirectly, or exercise control or direction over Shares have advised the Corporation that they do not have a present intention to accept the Offer. See Section 5 of the Circular, “OWNERSHIP OF MDS’S SECURITIES — Acceptance of the Offer”.

Further Information	For further information regarding the Offer, Shareholders may contact the Depositary or consult their broker. The addresses and telephone number of the Depositary are set out in the Letter of Transmittal and on the back cover of the Circular accompanying this Offer to Purchase.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF MDS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MDS.

DEFINITIONS

In the Offer to Purchase and the Circular, including the Summary, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Auction Tender” means a deposit of Shares made by a Shareholder pursuant to the Offer where that Shareholder specifies a tender price (of not more than $23.50 and not less than $21.00 per Share, in increments of $0.10 per Share) at which that Shareholder is willing to have all such Deposited Shares purchased by the Corporation;

“Board of Directors” means the board of directors of MDS;

“Circular” means the issuer bid circular accompanying the Offer to Purchase;

“Corporation” and “MDS” mean MDS Inc.;

“Deferred Profit Sharing Plan” means the restated Deferred Profit Sharing Plan of the Corporation dated as of August 3, 1999;

“Depositary” means CIBC Mellon Trust Company;

“Deposited Shares” means Shares validly deposited pursuant to the Offer;

“DSUs” means deferred share units issued under the Corporation’s Deferred Share Unit Plan for Non-Executive Directors;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Employee Share Ownership Plan” means the Amended and Restated Employee Share Ownership Plan of the Corporation dated as of September 8, 2004;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expiration Date” means April 5, 2007, unless MDS, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” shall refer to the date on which the Offer, as so extended by MDS, will expire;

“Expiration Time” means 5:00 p.m. (Toronto time) on the Expiration Date;

“Group Retirement Savings Plan” means the Group Registered Retirement Savings Plan of the Corporation dated as of January 1, 1992;

“Letter of Transmittal” means the letter of transmittal (printed on pink paper) in the form accompanying the Offer to Purchase;

“MDS Employee Plans” means, collectively, the Deferred Profit Sharing Plan, the Employee Share Ownership Plan and the Group Retirement Savings Plan and “MDS Employee Plan” means any one of them;

“Non-Canadian Holder” has the meaning ascribed thereto in Section 8 of the Circular, “INCOME TAX CONSEQUENCES”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on purple paper) in the form accompanying the Offer;

“NYSE” means the New York Stock Exchange;

“Odd Lot” means a shareholding of fewer than 100 Shares in the aggregate;

“Offer” means the offer by MDS to purchase, for not more than $500,000,000 in cash, up to 23,809,523 Shares hereunder at a Purchase Price per Share of not more than $23.50 and not less than $21.00, on and subject to the terms and conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal;

“Offer to Purchase” means the offer to purchase which is accompanied by the Circular, and which, together with the Letter of Transmittal, sets forth the terms and conditions of the Offer;

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

“PSUs” means performance share units issued under the Corporation’s Mid-Term Incentive Plan;

“Purchase Price” means the price per Share (being not more than $23.50 and not less than $21.00) that MDS will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders;

“Purchase Price Tender” means a deposit (or deemed deposit) of Shares made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by MDS but rather agrees to have the Shareholder’s Shares purchased for the Purchase Price as determined under the Offer;

“Regulation Q-27” means Regulation Q-27 of the Autorité des marches financiers du Québec  — Protection of minority securityholders in the course of certain transactions;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a holder of Shares;

“Shares” means the common shares in the capital of MDS;

“Stock Dividend Plan” means the Amended and Restated Stock Dividend and Share Purchase Plan of the Corporation dated as of March 3, 2000;

“Stock Option Plan” means the MDS Inc. Stock Option Plan dated December 7, 2005;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Trading Day” means any day on which trading occurs on the TSX; and

“TSX” means the Toronto Stock Exchange.

OFFER TO PURCHASE

To the Holders of Shares of MDS Inc.:

MDS hereby offers to purchase from Shareholders up to 23,809,523 Shares pursuant to (i) Auction Tenders at prices of not more than $23.50 and not less than $21.00 per Share, in increments of $0.10 per Share, as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. A Shareholder who wishes to deposit Shares without specifying a price at which the Shares may be purchased by MDS should make a Purchase Price Tender.

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE, “CERTAIN CONDITIONS OF THE OFFER”.

All Shareholders who have properly deposited and have not withdrawn their Shares pursuant to an Auction Tender at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein.

MDS will return all Shares not purchased under the Offer, including Shares deposited pursuant to Auction Tenders at prices greater than the Purchase Price and Shares not purchased because of pro ration. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions.

Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must decide for themselves whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any. Shareholders are urged to consult their own investment and tax advisors.

The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

1.	PURCHASE PRICE

As promptly as practicable following the Expiration Time, MDS will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price (which will be not more than $23.50 and not less than $21.00 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of $21.00 per Share for purposes of determining the Purchase Price.

The Purchase Price will be the lowest price of not more than $23.50 and not less than $21.00 per Share at which Shares have been deposited or have been deemed to be deposited that will enable MDS to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding $500,000,000. As promptly as practicable after determining the Purchase Price, MDS will publicly announce the Purchase Price and, upon the terms and subject to the conditions of the Offer (including the pro ration provisions described herein), all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars.

Shareholders depositing Shares pursuant to Auction Tenders at $21.00 per Share (the minimum purchase price under the Offer) and Shareholders depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the pro ration provisions and the preferential acceptance of Odd Lots described herein).

2.	NUMBER OF SHARES; PRO RATION

MDS will purchase, at the Purchase Price, Shares deposited under the Offer up to a maximum aggregate purchase price of $500,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be $21.00 per Share, the minimum purchase price under the Offer, the maximum number of Shares that will be purchased under the Offer is 23,809,523. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $23.50 per Share, the maximum purchase price under the Offer, the minimum number of Shares that will be purchased under the Offer is 21,276,595.

As at February 23, 2007, there were 144,711,483 Shares issued and outstanding. The maximum of 23,809,523 Shares that MDS is offering to purchase hereunder represents approximately 16.5% of the total number of Shares outstanding as at February 23, 2007. Assuming the Offer is fully subscribed, the minimum of 21,276,595 Shares that MDS is offering to purchase hereunder represents approximately 14.7% of the total number of Shares outstanding as at February 23, 2007.

If the aggregate purchase price (calculated at the Purchase Price per Share) for Shares properly deposited prior to the Expiration Time (and not withdrawn in accordance with Section 4 of the Offer to Purchase, “WITHDRAWAL RIGHTS”) pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal to $500,000,000, MDS will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Deposited Shares.

If the number of Shares properly deposited prior to the Expiration Time (and not withdrawn in accordance with Section 4 of the Offer to Purchase, “WITHDRAWAL RIGHTS”) pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of $500,000,000, then such deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited at or below the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lot deposits will not be subject to pro ration. For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Shareholder owning in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Time and who checks (or ticks) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for purchase before any pro ration.

As described in Section 8 of the Circular, “INCOME TAX CONSEQUENCES — Certain United States Federal Income Tax Consequences to United States Holders”, the number of Shares that MDS will purchase from a Shareholder who is a United States Holder may affect the United States federal income tax consequences to the Shareholder of such purchase and therefore may be relevant to a Shareholder’s decision whether to deposit Shares.

3.	PROCEDURE FOR DEPOSITING SHARES

Proper Deposit of Shares.  To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer, prior to the Expiration Time, or (ii) the guaranteed delivery procedure described below must be followed.

The Canadian Depositary for Securities Limited and the Depositary Trust Company in the United States will be issuing instructions to their respective participants as to the method of depositing Shares under the terms of the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in the box captioned “Type of Tender” on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, (a) whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender, (b) if an Auction Tender is made, the price (in multiples of $0.10 per Share) at which such Shares are being deposited, and (c) whether the Shareholder is making an Odd Lot deposit.

Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

MDS Employee Plan Participants.  Employee participants in one or more of the MDS Employee Plans who beneficially own Shares under one or more of such plans and who wish to have the administrator of such plan(s) deposit Shares that are allocated to or held in their MDS Employee Plan accounts should so indicate by completing, executing and returning the election form included with the letter furnished to such participants (printed on blue paper, in the case of the Employee Share Ownership Plan, on green paper, in the case of the Group Retirement Savings Plan and on yellow paper, in the case of the Deferred Profit Sharing Plan) to the person or company indicated on such form, who will in turn tabulate the results of all such election forms and communicate these results to the trustee or custodian of the MDS Employee Plan in question. Participants in MDS Employee Plans are urged to read the separate election form and related materials carefully. Any MDS Employee Plan Shares deposited but not purchased under the Offer will be returned to the participant’s MDS Employee Plan account by the administrator of the plan(s).

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the person signing the Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

Method of Delivery.  The method of delivery of Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary at or prior to the Expiration Time. Delivery will only be made upon actual receipt of such Shares by the Depositary.

Guaranteed Delivery.  If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary prior to the Expiration Time, such Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, or an executed facsimile thereof, substantially in the form provided by MDS (indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited) is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Time; and

(c)	the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its address as set out in the Notice of Guaranteed Delivery before 5:00 p.m., Toronto time, on or before the third Trading Day after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the mailing address of the Depositary in Toronto, Ontario as set out therein and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if required, and any other documents required by the Letter of Transmittal.

Determination of Validity.  All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by MDS, in its sole discretion, which determination shall be final and binding on all parties. MDS reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. MDS also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of MDS, the Dealer Managers, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. MDS’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest accrue or be paid by MDS or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures, and the payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by MDS.

Formation of Agreement.  The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and MDS, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

Prohibition on “Short” Tenders.  It would be a violation of Section 14(e) of the Exchange Act, and Rule 14e-4 promulgated thereunder, for a person, including any Shareholder, directly or indirectly, to deposit Shares for a person’s own account unless, at the time of the deposit and at the end of the pro ration period, such person (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the number of Shares deposited and upon acceptance of such person’s deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities, and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to MDS pursuant to any procedures described herein will constitute a representation by such Shareholder that, (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4, and (ii) the deposit of such Shares complies with Rule 14e-4.

4.	WITHDRAWAL RIGHTS

Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the relevant Shareholder: (i) at any time where the Shares have not been taken up by MDS; (ii) at any time before the expiration of ten days from the date that a notice of change or variation (other than a variation that (a) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than ten days, or (b) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 7 of the Offer to Purchase, “EXTENSION AND VARIATION OF THE OFFER”; and (iii) if the Shares have not been paid for by MDS within three business days after having been taken up.

For a withdrawal to be effective, a written notice of withdrawal must be actually received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by MDS, in its sole discretion, which determination shall be final and binding on all parties. None of MDS, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Shares properly withdrawn will thereafter be deemed not to have been deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “PROCEDURE FOR DEPOSITING SHARES”.

If MDS extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to MDS’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of MDS all Deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 4.

5.	CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, MDS shall not be required to accept for purchase, purchase or pay for any Shares deposited and may terminate or cancel the Offer or may postpone the payment for Shares deposited if at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by MDS, in its sole judgement, to have occurred) which, in MDS’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by MDS or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that, in the sole judgment of MDS, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of MDS or its subsidiaries or joint ventures taken as a whole or has or may materially impair the contemplated benefits of the Offer to MDS;

(b)	there shall have been any approval withheld or any action or proceeding threatened, pending or taken or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or MDS or any of its subsidiaries or joint ventures by any court, government or governmental authority or regulatory or administrative agency or any statute, rule or regulation shall become operative or applicable in any jurisdiction that, in the sole judgment of MDS, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or that, in the sole judgement of MDS, would or might prohibit, prevent, restrict or delay consummation of the Offer or would or might materially impair the contemplated benefits of the Offer to MDS;

(c)	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of MDS, might affect the extension of credit by banks or other lending institutions, (v) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on MDS’s business, operations or prospects or the trading in, or value of, the Shares, or (vi) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on February 28, 2007;

(d)	any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of MDS or its subsidiaries or joint ventures that, in the sole judgment of MDS, have or may have material adverse significance with respect to MDS or its subsidiaries or joint ventures taken as a whole;

(e)	the Corporation shall have determined, in its sole judgment, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by MDS pursuant to the Offer, determined without reference to the Offer;

(f)	the Corporation shall have concluded, in its sole judgment, that exemptions from the proportionate take-up, specification of number of securities to be taken up and valuation requirements under applicable securities legislation in Canada are not available on acceptable terms to the Corporation in respect of the Offer and, if required under any such legislation, the Corporation shall not have received exemptions from or waivers of the appropriate courts or securities regulatory authorities from such requirements in respect of the Offer; or

(g)	any change shall have occurred or been proposed to the Tax Act that, in the sole judgment of the Corporation, is detrimental to MDS or a Shareholder.

Any waiver of a condition by MDS, or the withdrawal of the Offer by MDS, shall be deemed to be effective on the date on which written notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. MDS, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, MDS shall not be obligated to take up, accept for purchase or pay for any of the Deposited Shares, and the Depositary will, as soon as practicable, return all certificates for Deposited Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.

The foregoing conditions are for the sole benefit of MDS and may be asserted by MDS, in its sole discretion, regardless of the circumstances (including any action or inaction by MDS) giving rise to any such conditions, or may be waived by MDS, in its sole discretion, in whole or in part at any time. The failure by MDS at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by MDS concerning the events described in this Section shall be final and binding on all parties.

6.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Promptly after it has determined the Purchase Price in accordance with Section 1 of the Offer to Purchase, “PURCHASE PRICE”, MDS will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer as soon as practicable after the Expiration Time, but in any event not later than ten days after such time. MDS will pay for such Shares within three business days after taking up the Shares.

Number of Shares.  For purposes of the Offer, MDS will be deemed to have accepted for payment, subject to pro ration, Shares deposited and not withdrawn pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when MDS gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

Payment.  The Purchase Price payable by MDS, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars.

Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from MDS and transmitting such payment to the depositing Shareholders. Under no circumstances will interest be paid by MDS or the Depositary to persons depositing Shares by reason of any delay in paying for any Shares or otherwise.

In the event of pro ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, MDS will determine the pro ration factor and pay for those Deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, MDS does not expect to be able to announce the final results of any such pro ration for at least three Trading Days after the Expiration Date.

Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro ration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the boxes captioned “Special Payment Instructions” and/or “Special Delivery Instructions” in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares.

The Depositary will forward, at the Corporation’s expense, cheques and certificates representing all Shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned “Special Delivery Instructions” in such Letter of Transmittal. See Section 8 of the Offer to Purchase, “PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION”, in the event of real or possible mail service interruption.

7.	EXTENSION AND VARIATION OF THE OFFER

MDS expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”, shall have been satisfied, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written or oral (to be confirmed in writing) notice of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer to Purchase, “NOTICE” to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, MDS will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by MDS in accordance with the terms of the Offer, subject to Section 4 of the Offer to Purchase, “WITHDRAWAL RIGHTS”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by MDS of its rights under Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”.

If, prior to the Expiration Time, a variation in the terms of the Offer increases the consideration offered to Shareholders by MDS, such increase shall be applicable to all Deposited Shares that are taken up pursuant to the Offer.

Notwithstanding the foregoing, the Offer may not be extended by MDS if all the terms and conditions of the Offer have been satisfied, except those waived by MDS, unless MDS first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.

MDS also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Shares upon the occurrence of any of the events specified in Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”, or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares MDS may purchase or the range of prices it may pay pursuant to the Offer.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which MDS may choose to make any public announcement, except as provided by applicable law, MDS shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, Canada NewsWire.

If, prior to the Expiration Time or after the Expiration Time but before the expiry of all rights to withdraw Shares deposited to the Offer, a change (other than a change that is not within the control of MDS or its affiliates) has occurred in the information set forth in the Offer to Purchase, the Circular or in any notice of change or variation that would reasonably be expected to affect the decision of Shareholders to accept the Offer, MDS will cause a notice of change to be delivered to all Shareholders whose Shares have not been taken up as of the date of such change and will extend the time during which the Offer is open to the extent required under applicable Canadian and United States securities legislation.

8.	PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if MDS determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until MDS has determined that delivery by mail will no longer be delayed. MDS will provide notice as provided under Section 10 of the Offer to Purchase, “NOTICE”, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit by MDS of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them and payment for the Shares will be deemed to have been made immediately upon such deposit.

9.	LIENS; DIVIDENDS

Shares acquired pursuant to the Offer shall be acquired by MDS free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

10.	NOTICE

Any notice to be given by MDS or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite, (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, MDS will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which MDS or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe & Mail or the National Post, in a French language daily newspaper of general circulation in Montreal, and in the Wall Street Journal. Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until physically received at the office of the Depositary.

11.	OTHER TERMS

(a)	No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of MDS other than as contained in the Offer to Purchase and the Letter of Transmittal, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by MDS.

(b)	The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c)	MDS, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawals of Shares.

(d)	The Offer is not being made to, nor will deposits of Shares be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. MDS may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular, together with the Offer to Purchase, constitutes the issuer bid circular required under Canadian and United States securities legislation with respect to the Offer.

Shareholders are urged to carefully review the accompanying Circular for additional information relating to the Offer and MDS.

Dated: February 28, 2007

MDS INC.

Stephen P. DeFalco
President and Chief Executive Officer

CIRCULAR

This Circular is being furnished in connection with the accompanying Offer by MDS to purchase, for not more than $500,000,000 in cash, up to a maximum of 23,809,523 of its Shares for not more than $23.50 and not less than $21.00 per Share. Capitalized words and terms used in this Circular, unless otherwise defined herein, have the meanings given to them above under the heading “DEFINITIONS” at the front of the Offer to Purchase. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.

1.	CERTAIN INFORMATION CONCERNING MDS

MDS was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name “Medical Data Sciences Limited”. The Corporation changed its name to “MDS Health Group Limited” in April 1973 and to “MDS Inc.” in November 1996. MDS was continued under the Canada Business Corporations Act in October 1978.

The head office of the Corporation, and its principal place of business, is located at Suite 300, West Tower, 2700 Matheson Boulevard East, Mississauga, Ontario, Canada, L4W 4V9, the telephone number of the Corporation at its head office is (416) 675-7661, the fax number is (416) 675-0688 and its web site is http://www.mdsinc.com. Information contained on the Corporation’s web site is not part of this Circular or the Offer.

MDS is a global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. MDS is a leading global provider of pharmaceutical contract research through MDS Pharma Services; medical isotopes for molecular imaging and radiotherapeutics through MDS Nordion; and analytical instruments through MDS Sciex.

MDS Pharma Services provides contract research services with an emphasis on early-stage contract research from pre-clinical development to Phase II(a) clinical trials for innovative and generic pharmaceutical companies and for biotechnology companies, as well as for consumer product and drug delivery companies. MDS Nordion provides medical isotopes for molecular and diagnostic imaging, sterilization technologies for disease prevention and radiotherapeutics for targeted therapy. MDS Sciex designs, develops and manufactures analytical instruments and technology solutions for drug discovery and development and environmental protection.

Consistent with MDS’s announcement on September 1, 2005 of its strategic plan to pursue growth in the global life sciences market and to dispose of assets that do not contribute to the Corporation’s new areas of focus, MDS completed the sale of its Canadian diagnostics businesses on February 23, 2007 for net proceeds to MDS of approximately $1.05 billion. The Canadian diagnostics businesses accounted for approximately 24% of MDS’s total revenue during fiscal 2006.

The authorized share capital of the Corporation consists of an unlimited number of Shares, without par value. As at February 23, 2007, 144,711,483 Shares were issued and outstanding. The Shares are posted and listed for trading on both the TSX and the NYSE under the symbols “MDS” and “MDZ”, respectively.

Recent Events.  On January 29, 2007 MDS signed a merger agreement to acquire Molecular Devices Corporation (“Molecular Devices”), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing, in a US$615 million cash transaction. Under this agreement, MDS proposes to acquire all of the common shares of Molecular Devices for US$35.50 per share through a cash tender offer. The merger agreement has been unanimously approved by the board of directors of both companies. Closing of the transaction will be subject to regulatory approval and other customary closing conditions, including acceptance of the tender offer by shareholders holding a majority of the shares of Molecular Devices. Closing is expected to occur in the second calendar quarter of 2007.

Headquartered in Sunnyvale, California, Molecular Devices markets its products globally through its sales and marketing offices in the United States, England, Germany, South Korea, China, Japan, Australia and Brazil. Molecular Devices is a leading supplier of systems, reagents and software used by researchers worldwide in basic and applied settings to accelerate the pace of drug discovery and development.

Following completion of the acquisition of Molecular Devices, MDS will offer systems that provide high content screening, cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic and government institutions. MDS plans to create a new business unit as a result of the acquisition that will combine the Molecular Devices and MDS Sciex businesses. The combined organization will have more than 1,100 employees with over 250 scientists and engineers.

Additional Information.  MDS is subject to the information and reporting requirements of the Canadian provincial securities laws and the rules of the TSX, the NYSE and the Exchange Act and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada, the TSX, the NYSE and the SEC, relating to its business, financial condition and other matters. MDS is required to disclose in such reports certain information, as of particular dates, concerning MDS’s directors and officers, their compensation, stock options granted to them, the principal holders of MDS’s securities and any material interest of such persons in transactions with MDS. The Corporation files reports, statements and other information with the Canadian Securities Administrators which may be accessed on the SEDAR web site (http://www.sedar.com).

U.S. Securities Laws.  MDS has also filed an issuer tender offer statement on Schedule 13E-4F with the SEC with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder. The Offer in the United States will be made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. MDS is subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and furnishes other reports and information with the SEC relating to its business, financial condition and other matters. The tender offer statement and such reports and other information filed or furnished by MDS may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

2.	PURPOSE AND EFFECT OF THE OFFER

MDS believes that purchasing Shares under the Offer represents an effective use of MDS’s financial resources and is in the best interests of the Corporation for the following reasons:

(a)	MDS believes that the Offer is the most equitable and efficient means to distribute an aggregate of $500,000,000 in cash to its Shareholders while providing Shareholders with an option to elect whether to participate in the distribution;

(b)	the Offer provides Shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales. Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in MDS if Shares are purchased pursuant to the Offer; and

(c)	Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid the payment of brokerage commissions, which may be applicable on a sale of their Shares in a transaction on the stock exchanges on which the Shares are traded.

Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and the Circular, consult their own investment and tax advisors and make their own decisions as to whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any.

Background to the Offer.  Senior management of MDS determined that pursuing a potential substantial issuer bid would be an efficient use of MDS’s financial resources for the reasons set out above and discussed in detail the potential transaction with MDS’s advisors.

The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)	the view of management that the Offer is the most equitable and efficient means to distribute an aggregate of $500,000,000 in cash to its Shareholders while providing Shareholders with an option to elect whether to participate in the distribution;

(b)	after giving effect to the Offer, MDS will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the business of the Corporation;

(c)	the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which would not otherwise be available in the market and without incurring brokerage commissions which might otherwise be payable on a sale of their Shares in a transaction on the stock exchanges on which the Shares are traded;

(d)	depositing Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

(e)	the Offer is not conditional upon any minimum number of Shares being deposited;

(f)	Shareholders who do not deposit their Shares to the Offer, will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer; and

(g)	it is reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see below under the heading “Liquidity of Market”).

On December 11, 2006, the Board of Directors unanimously approved the making of the Offer, the setting of the pricing of the Offer, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Canadian securities laws generally prohibit MDS and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except, in the case of acquisitions during the period following the Expiration Date, pursuant to certain trades effected in the normal course on a published market or as otherwise permitted by applicable law. MDS may, subject to applicable law, in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by MDS will depend on many factors, including the market price of the Shares, MDS’s business and financial position, the results of the Offer and general economic and market conditions.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “INCOME TAX CONSEQUENCES”.

Liquidity of Market.  As at February 23, 2007, the Corporation had 144,711,483 Shares issued and outstanding, of which approximately 110,828,756 Shares comprised the “public float”, which excludes shares beneficially owned, or over which control or direction is exercised, by “related parties” of the Corporation, as defined under applicable securities laws. The maximum number of Shares that MDS is offering to purchase pursuant to the Offer represents approximately 16.5% of the Shares outstanding as at February 23, 2007. In the event that MDS takes up and purchases the maximum of 23,809,523 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 87,019,233 Shares. Assuming the Offer is fully subscribed, the minimum number of Shares that MDS is offering to purchase pursuant to the Offer represents approximately 14.7% of the Shares outstanding as at February 23, 2007. In the event that MDS takes up and purchases the minimum of 21,276,595 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 89,552,161 Shares.

MDS is relying on the “liquid market exemption” specified in OSC Rule 61-501 and Regulation Q-27 and anticipated discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation in connection with the Offer.

The Corporation has determined that there is a liquid market in the Shares because:

(a)	there are published markets for the Shares, namely the TSX and the NYSE;

(b)	during the period of 12 months before February 26, 2007, the date the Offer was publicly announced:

(i)	the number of outstanding Shares was at all times not less than 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

(ii)	the aggregate trading volume of the Shares on the TSX, being the published market on which the Shares are principally traded, was at least 1,000,000 Shares;

(iii)	there were at least 1,000 trades in Shares on the TSX; and

(iv)	the aggregate trading value of the trades in Shares on the TSX was at least $15,000,000; and

(c)	the market value of the Shares on the TSX, as determined in accordance with OSC Rule 61-501 and Regulation Q-27, was at least $75,000,000 for January 2007, being the calendar month preceding the calendar month in which the Offer was publicly announced.

The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

(a)	the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum “liquid market” requirements specified in both OSC Rule 61-501 and Regulation Q-27;

(b)	the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX and the NYSE, the value of trades on the TSX and the NYSE and the market value of the Shares in the twelve months preceding the announcement of the Offer; and

(c)	the effect that the purchase of up to 23,809,523 Shares by MDS would have on the aggregate shareholdings of related parties of MDS.

The Board of Directors has determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date.

For further information, see the table included in Section 4 of this Circular, “PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES — Trading of Shares on Principal Markets”.

The Shares are registered under the Exchange Act, which requires, among other things, that MDS furnish certain information to the SEC. MDS believes that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect of, among other things, allowing brokers to extend credit on the collateral of the Shares. MDS believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

3.	FINANCIAL INFORMATION

A copy of the most recent audited financial statements for the period ended October 31, 2006 are available on the SEDAR website at http://www.sedar.com and on the Corporation’s website at http://www.mdsinc.com.  Shareholders who wish to obtain a copy of these financial statements may do so, without charge, upon written request to the Corporation at Suite 300, West Tower, 2700 Matheson Boulevard East, Mississauga, Ontario, Canada, L4W 4V9, or by calling (416) 675-7661.

4.	PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES

Trading of Shares on Principal Markets.  The Shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth for the periods indicated the high and low closing prices per Share and volumes of Shares traded on such exchanges as compiled from published financial sources for the periods indicated:

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(CDN$)			(US$)

2007
February (to and including February 23)	21.33	20.25	18,905,659	18.44	17.11	2,821,240
January	21.40	19.86	18,164,500	18.31	16.91	2,793,500
2006
December	21.40	19.90	6,730,100	18.54	17.21	1,034,800
November	21.40	19.31	10,954,820	18.75	17.01	762,500
October	19.84	18.98	12,036,869	18.00	16.58	1,356,600
September	22.25	19.48	15,218,450	20.36	16.90	1,483,000
August	22.15	20.61	6,740,003	20.45	17.69	603,100
July	20.95	20.51	4,793,666	19.21	18.03	361,000
June	20.62	20.21	7,766,586	19.11	17.60	344,700
May	22.50	20.74	9,655,956	20.60	18.16	887,900
April	22.40	21.20	5,505,858	20.50	17.88	343,400
March	22.69	21.26	10,879,178	20.28	17.83	3,339,800
February	22.95	21.72	9,171,956	20.27	18.73	419,000

Note: Past performance should not be seen as an indicator of future performance.

On February 23, 2007, the last full Trading Day prior to the announcement of the Offer, the closing prices of the Shares on the TSX and the NYSE were $21.20 and US$18.33, respectively.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

Dividend Policy.  In each of the fiscal years ended October 31, 2005 and 2006, the Corporation declared and paid quarterly dividends on the Shares, which amounted on an annual basis to $0.13 per Share. As previously announced, the Corporation has discontinued its quarterly dividend payments following payment of its quarterly dividend on January 8, 2007. Accordingly, the Corporation has also terminated the Stock Dividend Plan. Any decision to pay dividends in the future will be made by the Board of Directors and will depend upon the Corporation’s results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that the Board of Directors deems relevant.

For information with respect to the deemed dividend tax treatment for Shareholders arising from the sale of their Shares pursuant to the Offer, see Section 8 of the Circular, “INCOME TAX CONSEQUENCES”.

Previous Purchases and Sales.  During the twelve months preceding the Offer, MDS, has not purchased any of its securities. The only securities sold by MDS in the twelve-month period preceding the Offer are set out in the table found in the section below entitled “Previous Distributions”.

Previous Distributions.  Except as set forth below, there have been no distributions of Shares during the five-year period preceding the Offer.

(i)	Shares Issued Pursuant to Stock Option Plan

The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years upon the exercise of stock options pursuant to its Stock Option Plan, the average price per Share and the aggregate proceeds received by the Corporation:

	Number of	Average Price	Aggregate proceeds received
Fiscal Year Ended October 31	Shares Issued	per Share	by MDS
		$	$

2006	1,859,200	21.25	27,432,698
2005	629,390	19.38	7,921,163
2004	1,193,718	20.44	14,396,173
2003	441,720	20.28	4,267,267
2002	782,462	22.17	6,638,766

Between October 31, 2006 and January 31, 2007, MDS issued an aggregate of 309,364 Shares upon the exercise of stock options pursuant to its Stock Option Plan at an average price per Share of $20.73, resulting in aggregate proceeds to the Corporation of $4,443,265.

(ii)	Shares Issued Pursuant to Employee Share Ownership Plan

The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years pursuant to its Employee Share Ownership Plan, the average price per Share and the aggregate proceeds received by the Corporation:

	Number of	Average Price	Aggregate proceeds received
Fiscal Year Ended October 31	Shares Issued	per Share	by MDS
		$	$

2006	133,998	18.91	2,534,277
2005	176,817	16.61	2,937,774
2004	174,728	18.32	3,200,401
2003	188,671	16.65	3,140,922
2002	168,877	19.49	3,291,683

Between October 31, 2006 and January 31, 2007, MDS issued an aggregate of 27,035 Shares pursuant to its Employee Share Ownership Plan at an average price per Share of $18.38, resulting in aggregate proceeds to the Corporation of $496,972.

(iii) Shares Issued Pursuant to Stock Dividend Plan

The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years pursuant to its Stock Dividend Plan, the average price per Share and the aggregate proceeds received by the Corporation for additional shares purchased pursuant to the Stock Dividend Plan:

	Number of	Average Price	Aggregate proceeds received
Fiscal Year Ended October 31	Shares Issued	per Share	by MDS
		$	$

2006	226,689	19.22	135,796
2005	273,471	17.49	170,946
2004	146,036	19.81	199,993
2003	273,205	17.56	281,799
2002	186,069	20.58	323,364

Between October 31, 2006 and January 31, 2007, MDS issued an aggregate of 42,459 Shares pursuant to its Stock Dividend Plan at an average price per Share of $19.84, resulting in aggregate proceeds to the Corporation of $13,318.

5.	OWNERSHIP OF MDS’s SECURITIES

Ownership of Shares of MDS.  The following table indicates, as at February 23, 2007, the number of outstanding securities of MDS beneficially owned, or over which control or direction was exercised, by each director and senior officer of MDS and, to the knowledge of MDS after reasonable enquiry, each associate of a director or senior officer of MDS.

				Number of
				Options to
		Number	% of	Purchase
		of	Outstanding	Outstanding	% of
Name	Relationship with MDS	Shares	Shares	Shares	Options

PAUL S. ANDERSON[1]	Director	0	—	10,000	0.2
STEPHEN P. DEFALCO[2]	Director and President and Chief Executive Officer	0	—	673,500	12.3
WILLIAM A. ETHERINGTON[3]	Director	10,000	*	15,500	0.3
ROBERT W. LUBA[4]	Director	8,200	*	19,600	0.4
JAMES S.A. MACDONALD[5]	Director	0	—	0	—
JOHN T. MAYBERRY[6]	Chairman of the Board and Director	3,000	*	0	—
RICHARD H. MCCOY[7]	Director	0	—	0	—
MARY A. MOGFORD[8]	Director	3,150	*	36,200	0.7
KATHLEEN M. O’NEILL[9]	Director	0	—	0	—
NELSON M. SIMS[10]	Director	5,000	*	15,500	0.3
ANDREW W. BOORN[11]	President, MDS Sciex	8,279	*	154,000	2.8
DAVID SPAIGHT[12]	President, MDS Pharma Services	0	—	30,000	0.5
STEVE WEST[13]	President, MDS Nordion	0	—	65,500	1.2
DENISE ARSENAULT[14]	Vice-President, Finance & Global Controller	0	—	17,250	0.3
ROBERT W. BRECKON[15]	Senior Vice-President, Corporate Development	0	—	143,600	2.6
PETER E. BRENT[16]	Senior Vice-President, Legal and Corporate Secretary	510	*	79,100	1.4
MARY E. FEDERAU[17]	Senior Vice-President, Talent	555	*	113,800	2.1
JAMES A.H. GARNER[18]	Executive Vice-President and Chief Financial Officer	0	—	113,000	2.1
THOMAS E. GERNON[19]	Chief Information Officer	0	—	50,000	0.9
KENNETH L. HORTON[20]	Executive Vice-President, Corporate Development and General Counsel	0	—	50,000	0.9
JANET KO21	Vice-President, Global Internal Communications	0	—	7,000	0.1
SHARON M. MATHERS[22]	Vice-President, Investor Relations and External Communications	3,176	*	38,500	0.7
LOU A. POLLIERI[23]	Vice-President, Internal Audit	1,000	*	2,200	0.04
JAMES M. REID[24]	Executive Vice-President, Global Human Resources	6,011	*	190,060	3.5

				Number of
				Options to
		Number	% of	Purchase
		of	Outstanding	Outstanding	% of
Name	Relationship with MDS	Shares	Shares	Shares	Options

JOHN D. ROSS[25]	Vice-President, Financial Planning & Analysis	0	—	3,500	0.06
PETER D. WINKLEY[26]	Vice-President, Corporate Finance & Treasurer	1,409	*	47,800	0.9
MARK A. WITKOWSKI[27]	Vice-President, Global Taxation	267	*	11,000	0.2

*	Means less than 0.01%

Notes:

1	As at February 23, 2007 Mr. Anderson also held 15,610 DSUs.

2	As at February 23, 2007 Mr. DeFalco also held 117,000 PSUs.

3	As at February 23, 2007 Mr. Etherington also held 19,797 DSUs.

4	As at February 23, 2007 Mr. Luba also held 25,183 DSUs.

5	As at February 23, 2007 Mr. MacDonald also held 11,690 DSUs.

6	As at February 23, 2007 Mr. Mayberry also held 31,471 DSUs.

7	As at February 23, 2007 Mr. McCoy also held 9,137 DSUs.

8	As at February 23, 2007 Ms. Mogford also held 16,062 DSUs.

9	As at February 23, 2007 Ms. O’Neill also held 13,349 DSUs.

10	As at February 23, 2007 Mr. Sims also held 20,335 DSUs.

11	As at February 23, 2007 Mr. Boorn also held 102,084 PSUs.

12	As at February 23, 2007 Mr. Spaight also held 76,250 PSUs.

13	As at February 23, 2007 Mr. West also held 89,584 PSUs and 1,089 DSUs.

14	As at February 23, 2007 Ms. Arsenault also held 8,000 PSUs.

15	As at February 23, 2007 Mr. Breckon also held 20,000 PSUs and 2,398 DSUs.

16	As at February 23, 2007 Mr. Brent also held 8,500 PSUs.

17	As at February 23, 2007 Ms. Federau also held 19,000 PSUs.

18	As at February 23, 2007 Mr. Garner also held 101,250 PSUs and 7,549 DSUs.

19	As at February 23, 2007 Mr. Gernon also held 71,250 PSUs.

20	As at February 23, 2007 Mr. Horton also held 76,250 PSUs.

21	As at February 23, 2007 Ms. Ko also held 10,000 PSUs.

22	As at February 23, 2007 Ms. Mathers also held 14,000 PSUs.

23	As at February 23, 2007 Mr. Pollieri also held 8,500 PSUs.

24	As at February 23, 2007 Mr. Reid also held 103,750 PSUs and 6,627 DSUs.

25	As at February 23, 2007 Mr. Ross also held 8,500 PSUs.

26	As at February 23, 2007 Mr. Winkley also held 9,000 PSUs.

27	As at February 23, 2007 Mr. Witkowski also held 8,500 PSUs.

To the knowledge of MDS, as at February 23, 2007, all directors and senior officers of MDS as a group beneficially owned an aggregate of 50,567 Shares, or less than 0.01% of the outstanding Shares. No person or company is acting jointly or in concert with MDS in connection with the Offer.

To the knowledge of the directors and officers of the Corporation, as at February 23, 2007, the only persons who beneficially owned or exercised control or direction over more than 10% of any class of equity securities of the Corporation are the following:

		% of Outstanding
Name	Number of Shares	Shares

Jarislowsky Fraser Ltd.	16,126,560	11.1%
ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., collectively	17,705,600	12.2%

Acceptance of the Offer.  To the knowledge of MDS, after reasonable inquiry, no director or senior officer of MDS, and no associate of a director or senior officer of MDS, will be depositing any Shares pursuant to the Offer.

To the knowledge of MDS, after reasonable inquiry, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., which collectively beneficially own or exercise control or direction over 17,705,600 Shares, representing 12.2% of the issued and outstanding Shares as at February 23, 2007, currently do not have any intention of depositing any Shares pursuant to the Offer. In the event that ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. do not deposit any Shares pursuant to the Offer and the Offer is successful, their direct or indirect voting interest in the Corporation will increase to a greater or lesser extent, depending upon whether more or less Shares are purchased by MDS pursuant to the Offer.

MDS has no knowledge, after reasonable inquiry, regarding whether Jarislowsky Fraser Ltd., which beneficially owns or exercises control or direction over 16,126,560 Shares, representing 11.1% of the issued and outstanding Shares as at February 23, 2007, intends to deposit any Shares pursuant to the Offer.

Sales during the Offer.  The directors and senior officers of MDS who beneficially own, directly or indirectly, or exercise control or direction over, Shares have indicated that, subject to applicable securities laws, they may buy or sell Shares on the open market during the period prior to the Expiration Date.

Commitments to Acquire Shares.  MDS has no commitments to purchase Shares or other equity securities of MDS, other than pursuant to the Offer. To the knowledge of MDS, after reasonable inquiry, no person named under “OWNERSHIP OF MDS’S SECURITIES — Ownership of Shares of MDS” has any commitment to purchase Shares or other equity securities of MDS.

Benefits from the Offer.  No person named under “OWNERSHIP OF MDS’S SECURITIES — Ownership of Shares of MDS” will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than those benefits available to any Shareholder from accepting or refusing to accept the Offer.

Contracts, Arrangements or Understandings with Shareholders.  There are no contracts, arrangements or understandings, formal or informal, between MDS and any Shareholder with respect to the Offer or any person or company with respect to any securities of MDS in relation to the Offer.

6.	MATERIAL CHANGES IN THE AFFAIRS OF MDS AND OTHER MATERIAL FACTS

Except as described or referred to herein, MDS is not aware of any material fact concerning the Shares or any other matter not previously generally disclosed and known to MDS which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer. See Section 3 of the Circular, “FINANCIAL INFORMATION”. MDS regularly reviews acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to herein or as otherwise publicly disclosed, MDS has no current plans or proposals to make any material change in its business, corporate structure, management or personnel.

7.	PRIOR VALUATIONS

Pursuant to the provisions of OSC Rule 61-501 and Regulation Q-27, an issuer making an offer for its securities must, with certain limited exceptions, disclose every valuation or appraisal, made in the 24 months before the date of such offer, of its securities or any material asset, whether or not prepared by an independent valuator, that would reasonably be expected to affect the decision of a securityholder to retain or dispose of the securities affected by the offer.

Under Canadian generally accepted accounting principles, companies are required to assess the recoverability of goodwill at least annually. In conducting this assessment for purposes of preparing MDS’s audited consolidated financial statements for the year ended October 31, 2006, management of MDS relied on a valuation of its MDS Pharma Services business prepared by PricewaterhouseCoopers (“PwC”) dated December 13, 2006 (the “PwC Valuation”). As indicated in the PwC Valuation, PwC is of the opinion that, as at December 13, 2006, and subject to the assumptions and qualifications set out in the PwC Valuation, the net book value of net assets (including goodwill) of the MDS Pharma Services business is $741,395,000 and the equity fair value of the MDS Pharma Services business is $847,034,000.

The PwC Valuation was based upon a variety of factors. Accordingly, PwC believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the process underlying the PwC Valuation. The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

PwC prepared the PwC Valuation for the information and assistance of management of MDS in connection with assessing the recoverability of goodwill of the MDS Pharma Services business for purposes of preparing MDS’s audited consolidated financial statements for the year ended October 31, 2006. The PwC Valuation is not, and is not intended to be, a recommendation as to whether or not Shareholders should or should not tender their Shares to the Offer. The PwC Valuation is not an opinion as to the value of MDS as a whole, but only an opinion as to the value of the MDS Pharma Services business as at December 13, 2006.

The full text of the PwC Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the PwC Valuation, has been filed by the Corporation on the SEDAR website at http://www.sedar.com. A copy of the PwC Valuation is also available for inspection during normal business hours at the Corporation’s head office located at Suite 300, West Tower, 2700 Matheson Boulevard East, Mississauga, Ontario, Canada, L4W 4V9, and may be obtained without charge upon written request to the Corporate Secretary of the Corporation at the same address.

To the knowledge of the directors and officers of MDS, except for the PwC Valuation, no “prior valuations” (as defined in OSC Rule 61-501 and Regulation Q-27) regarding MDS or its material assets have been prepared within the 24 months preceding the date hereof.

8.	INCOME TAX CONSEQUENCES

Certain Canadian Federal Income Tax Considerations for Canadian Holders

The following general summary describes certain Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who is resident in Canada, holds such Shares as capital property, is not affiliated with MDS and deals at arm’s length with MDS, all within the meaning of the Tax Act. Generally, Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not hold the Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them as an adventure in the nature of trade. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property. Certain Shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and every “Canadian security” as defined in the Tax Act, owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Depending upon all of the circumstances, including the date of issue of a Share, the date of acquisition of a Share by a Shareholder that is a “specified financial institution” or a “restricted financial institution” for the purposes of the Tax Act and the extent of holdings of Shares by such a Shareholder and persons with whom the Shareholder does not deal at arm’s length, the Offer may cause a Share to be treated as a “term preferred share” for the purposes of the Tax Act in respect of the sale of the Share to MDS pursuant to the Offer. The consequence of such treatment to such a Shareholder may be the denial of the deduction for dividends deemed to be received on the Share which is described below. Shareholders that are “specified financial institutions” or “restricted financial institutions” for the purposes of the Tax Act should consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

The summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

In view of the deemed dividend tax treatment described below of a sale of Shares pursuant to the Offer as opposed to capital gains treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains treatment on the disposition of their Shares.

Individual Shareholders Resident in Canada.  Shareholders who are individuals resident in Canada and who sell Shares to MDS pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by MDS for the Shares over their paid-up capital for income tax purposes. MDS estimates that on the Expiration Date the paid-up capital per Share will equal approximately $5.15 for income tax purposes.

The Tax Act has recently been amended to enhance the dividend gross-up and tax credit mechanism applicable to certain “eligible dividends” paid after 2005 by corporations resident in Canada. Under the amendments, a dividend, including the deemed dividend payable by MDS under the Offer, will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives notice from the paying corporation designating the dividend as an “eligible dividend”. MDS will publicly announce whether the deemed dividend payable under the Offer will be an eligible dividend at the time of announcement of the Purchase Price as set out in Section 6 of the Offer to Purchase, “ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES”.

The amount paid by MDS less the amount deemed to be received by the individual Shareholder as a dividend will be treated as proceeds of disposition of the Shares. The Shareholder will realize a capital loss (capital gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to MDS pursuant to the Offer. Under the Tax Act, one-half of any capital loss (capital gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains, subject to and in accordance with the provisions of the Tax Act. If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to MDS under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.

An individual Shareholder (other than a trust) who has realized a capital loss on the sale of Shares under the Offer may have all or a portion of that loss denied if the “superficial loss” rules in the Tax Act apply. This may be the case where the individual Shareholder (or a person affiliated with the individual Shareholder as defined in the Tax Act) acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of the Shares under the Offer. Trusts are subject to similar “loss suspension” rules in such circumstances. Shareholders are urged to consult with their own tax advisors with respect to the “superficial loss” rules.

Individual Shareholders (including trusts other than certain specified trusts) who realize a capital gain or are deemed to receive a dividend as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the “alternative minimum tax” rules set out in the Tax Act.

Corporate Shareholders Resident in Canada.  A corporate shareholder that is resident in Canada and that sells Shares to MDS pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act as described below) be deemed to receive a taxable dividend on a separate class of shares comprising the Shares so sold equal to the excess of the amount paid by MDS for the Shares over their paid-up capital for income tax purposes. MDS estimates that on the Expiration Date the paid-up capital per Share will equal approximately $5.15 for income tax purposes.

In the case of a Shareholder that is a corporation resident in Canada, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder’s income as a dividend and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend.

Under subsection 55(2) of the Tax Act, a Shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to the portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) does not apply unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to MDS and the sale to MDS resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder’s “safe income” in respect of the particular Share. Essentially the safe income in respect of a particular Share held by a Shareholder is the portion of MDS’s undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the later of 1971 and the time the Shareholder acquired the particular

Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their particular circumstances.

The amount paid by MDS, less the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. The Shareholder will realize a capital loss (capital gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to MDS pursuant to the Offer. Under the Tax Act, one-half of any capital loss (capital gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to MDS under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer and, where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares under the Offer.

A corporate Shareholder which has realized a capital loss on the sale of the Shares under the Offer may have all or a portion of that loss suspended if the corporate Shareholder (or a person affiliated with the corporate Shareholder as defined in the Tax Act) has acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of Shares under the Offer. Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

The following general summary describes certain Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by Shareholders who, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, do not use or hold, and are not deemed to use or hold, such Shares in connection with carrying on a business in Canada, have not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of MDS at any time within five years preceding the sale of the Shares under the Offer, in the case of Shareholders who have ceased to be resident in Canada, have not elected under the Tax Act to treat such Shares as taxable Canadian property and, in the case of a Shareholder that is an insurer, establishes that the Shares do not constitute designated insurance property (in each case, a “Non-Canadian Holder”).

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of CRA. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gains on the disposition of Shares under the Offer.

If the Shares of a Non-Canadian Holder are purchased by MDS under the Offer, a taxable dividend will be deemed to arise as discussed under “Certain Canadian Federal Income Tax Considerations for Canadian Holders — Individual Shareholders Resident in Canada”. Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. For example, under the Canada-

United States Income Tax Convention (the “U.S. Treaty”), a deemed dividend received by a U.S. resident thereunder will generally be subject to Canadian withholding tax at a rate of 15%. However, pursuant to CRA’s administrative policies and assessing practices, most U.S. limited liability companies (LLCs) will not qualify as resident of the United States for the purposes of the U.S. Treaty and, therefore, are not entitled to the reduced rate of Canadian withholding tax.

In view of the deemed dividend tax treatment described above on a sale of Shares pursuant to the Offer and the resulting Canadian withholding tax, Shareholders that are not resident in Canada may wish to consult their advisors regarding the possibility of selling their Shares in the market prior to the Expiration Date as an alternative to accepting the Offer.

Under the U.S. Treaty, a dividend deemed to be paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, MDS will not be required to withhold such tax from payments made to such organizations. If qualifying organizations fail to follow the required administrative procedures, MDS will be required to withhold tax and the organizations will have to file with Canadian revenue authorities a claim for a refund to recover amounts withheld.

Certain United States Federal Income Tax Consequences to United States Holders

The following general summary describes certain United States federal income tax consequences generally applicable to a beneficial owner of Shares who is a “United States Holder” whose shares are purchased under the Offer. The description is for general information purposes only and is based upon the current provisions of the United States Internal Revenue Code of 1986, as amended (the “U.S. Code”), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. The discussion below does not address the effect of any state, local or non-United States tax law on United States Holders. A United States Holder is: (i) a citizen or individual resident of the United States, (ii) a corporation, or other business entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate whose income is subject to U.S. federal income taxation regardless of source, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons, as defined under section 7701(a)(30) of the U.S. Code, have the authority to control all substantial decisions of the trust, or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the U.S. Code on the previous day and has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If a partnership holds shares, the tax treatment of the partner will generally depend on the status of the partner and activities of the partnership.

The following summary applies only to United States Holders who hold their Shares as capital assets within the meaning of Section 1221 of the U.S. Code and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances, nor does it discuss the U.S. federal income tax consequences to certain types of United States Holders subject to special treatment under the U.S. Code (including, but not limited to, persons that are tax exempt organizations, persons that have owned, or are deemed to have owned, 10% or more of the voting shares of MDS at any time during the five-year period ending on the Date on which MDS acquires Shares pursuant to the Offer, persons subject to the alternative minimum tax, dealers in securities or currencies, persons that have a “functional currency” other than the United States dollar, persons who hold Shares as part of a straddle, hedging or conversion transaction, persons who acquired their Shares in respect of services rendered to MDS or its subsidiaries or holders of options, persons who are financial institutions, regulated investment companies, insurance companies, traders that mark to market, or persons that own an interest in a partnership or other pass-through entity that holds Shares. Shareholders that are subject to special treatment or that are not United States Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

This general summary is not intended to be a complete description of all potential U.S. federal income tax considerations with respect to United States Holders participating in the Offer, and it does not describe any other U.S. federal, state, local, or any non-U.S. tax considerations. This summary is not intended to constitute tax advice to any particular United States Holder, and United States Holders should consult their own tax advisors as to the specific tax consequences of the Offer to them, including tax return reporting requirements, the applicability and effect of U.S. federal, state, and local and any non-U.S. tax laws, and the effect of any proposed changes in applicable tax laws.

In General.  A United States Holder’s exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. As discussed below, the U.S. federal income tax consequences to a United States Holder may vary depending upon the United States Holder’s particular facts and circumstances. In particular, whether the exchange is properly treated as giving rise to a dividend taxable as ordinary income or results in capital gain or loss will depend on the facts applicable to a United States Holder’s particular situation. Accordingly, United States Holders are advised to consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

Treatment as a Sale or Exchange.  Under Section 302 of the U.S. Code, a transfer of Shares to MDS pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares only if the receipt of cash upon the sale (a) has the effect of a “substantially disproportionate” distribution by MDS with respect to the United States Holder, (b) results in a “complete redemption” of the United States Holder’s interest in MDS or (c) is “not essentially equivalent to a dividend” with respect to the United States Holder. These tests (the “Section 302 tests”) are explained more fully below.

If any of the Section 302 tests is satisfied, a depositing United States Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized (generally determined as described below and before any withholding tax) by the United States Holder pursuant to the Offer and the Unites States Holder’s adjusted tax basis in the Shares sold pursuant to the Offer. Provided that MDS is not a passive foreign investment company (“PFIC”), discussed below, the gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the Shares have been held for more than one year.

A United States Holder using the cash method of accounting generally will realize an amount equal to the U.S. dollar value of Canadian dollars received pursuant to the Offer determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made to the Depositary. In the case of a United States Holder using the accrual method of accounting, the amount realized for United States federal income tax purposes will generally equal the U.S. dollar value of the Canadian dollars to which such United States Holder becomes entitled on the date its Shares are accepted for purchase by MDS, determined at the relevant spot exchange rate in effect on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a United States Holder determines its amount realized for Unites States federal income tax purposes to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

Treatment as a Dividend.  Subject to the PFIC rules discussed below, if none of the Section 302 tests are satisfied, a depositing United States Holder will be treated as having received a dividend taxable as ordinary income to the extent that the amount received by such United States Holder pursuant to the Offer, including any Canadian taxes withheld from the amount paid, is paid out of MDS’s current or accumulated earnings and profits. MDS has not calculated its earnings and profits under U.S. federal income tax rules. Amounts required to be included in income as a dividend by a United States Holder will not be reduced by the United States Holder’s basis in the Shares sold pursuant to the Offer, and the United States Holder’s basis in those Shares will be added to the United States Holder’s basis in his or her remaining Shares. Amounts treated as a dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. In the case of a United States Holder who elects to be paid in Canadian dollars, the amount of the dividend distribution includible in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date such dividend distribution is includible in the income of the United States Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Distributions in excess of MDS’s earnings and profits will be applied against and will reduce the United States Holder’s adjusted tax basis in the Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Shares, with the tax consequences described above under the heading “Treatment as a Sale or Exchange.” No assurance can be given that any of the Section 302 tests will be satisfied as to any particular United States Holder, and thus no assurance can be given that any particular United States Holder will not be treated as having received a dividend taxable as ordinary income.

Constructive Ownership of Shares.  In determining whether any of the Section 302 tests is satisfied, a United States Holder must take into account not only Shares actually owned by the United States Holder, but also Shares that are constructively owned within the meaning of Section 318 of the U.S. Code. Under Section 318, a United States Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the United States Holder has an interest or that had an interest in the United States Holder, as well as any Shares the United States Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

The Section 302 Tests.  One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

(a)	Substantially Disproportionate Test. The receipt of cash by a United States Holder will have the effect of a substantially disproportionate distribution by MDS with respect to the United States Holder if the percentage of the outstanding voting shares of MDS actually and constructively owned by the United States Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of MDS actually and constructively owned by the United States Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). United States Holders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

(b)	Complete Redemption Test. The receipt of cash by a United States Holder will be a complete redemption of the United States Holder’s interest if either (i) all of the Shares actually and constructively owned by the United States Holder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the United States Holder are sold pursuant to the Offer and the United States Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the United States Holder in accordance with the procedures described in Section 302(c)(2) of the U.S. Code.

(c)	Not Essentially Equivalent to a Dividend Test. The receipt of cash by a United States Holder will not be essentially equivalent to a dividend if the United States Holder’s exchange of Shares pursuant to the Offer results in a meaningful reduction of the United States Holder’s proportionate interest in MDS. Whether the receipt of cash by the United States Holder will not be essentially equivalent to a dividend will depend on the United States Holder’s particular facts and circumstances. In the case of a United States Holder holding a small minority of the Shares, even a small reduction may satisfy this test.

Under certain circumstances, it may be possible for a depositing United States Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the United States Holder but that are not purchased pursuant to the Offer. Correspondingly, a United States Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the United States Holder or by a related party whose shares are constructively owned by the United States Holder. United States Holders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

If the Offer is over-subscribed, MDS’s purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a United States Holder are deposited, it is possible that not all of the Shares will be purchased by MDS, which in turn may affect the United States Holder’s ability to satisfy one of the Section 302 tests described above.

Foreign Tax Credit.  Any withholding tax imposed by Canada would be treated as a foreign tax eligible for credit against such United States Holder’s United States federal income tax liability, subject to potential limitations. For the purposes of calculating the foreign tax credit, the income to which such withholding tax relates would be “passive category income” or “general category income”. In general, amounts that are treated as dividends paid by MDS for United States federal income tax purposes will be treated as foreign source income, but amounts received by a United States Holder that are treated as capital gains generally will be treated as income from United States sources. Gain or loss from exchange rate fluctuations as described above, will generally be treated as arising from sources within the United States. Depending on the manner in which amounts received in exchange for deposited Shares are characterized for United States federal income tax purposes, it is possible that a Canadian withholding tax may be imposed in circumstances in which such amounts are treated as United States, rather than foreign, sources income. As a result of limitations on the use of the foreign tax credit, a United States Holder might not be able to take a full foreign tax credit for the tax withheld. If a United States Holder is eligible for the benefits of the Canada-United States Income Tax Convention, an election may be available pursuant to which a United States Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for deposited Shares, be entitled to treat amounts received as capital gains as foreign source income. United States Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situation.

Passive Foreign Investment Company Rules.  Special United States federal income tax rules apply to United States persons owning shares of a PFIC. MDS does not believe that it is currently a PFIC, nor does MDS anticipate that it will become a PFIC for the 2007 taxable year. Our expectation is based in part on projections of income and the value of our assets during the year. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in the 2007 taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. United States Holders should consult their own tax advisor with respect to the PFIC rules and the potential application of such rules to the United States Holder’s particular situation.

Information Reporting.  The Depositary will report to the U.S. Internal Revenue Service (“IRS”) proceeds from the sale of Shares pursuant to the Offer unless the Depositary has received appropriate documentary evidence stating that the holder is a non-United States person or the holder otherwise establishes an exemption by certifying its status to the Depositary. Certain United States Holders may be subject to 28% backup withholding on their exchange of Shares for cash unless such holders appropriately complete a Form W-9 or Substitute Form W-9. The amount of backup withholding tax will be allowed as a credit against such United States Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such United States Holder to a refund or credit provided that the required information is furnished to the IRS in a timely manner.

The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

9.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

MDS is not aware of any license or regulatory permit that is material to MDS’s business that might be adversely affected by MDS’s acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by MDS pursuant to the Offer other than as outlined in this Section. MDS has filed with various Canadian securities regulators an application seeking exemptive relief from certain technical requirements of provincial securities legislation with respect to the Offer. MDS anticipates receiving an order granting the relief requested prior to the Expiration Date. Should any other approval or action be required, MDS currently contemplates that such approval or other action will be sought. MDS cannot predict whether it may determine to delay the acceptance or payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to MDS’s business. MDS’s obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5 of the Offer to Purchase, “CERTAIN CONDITIONS OF THE OFFER”.

10.	SOURCE OF FUNDS

MDS will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from cash on hand.

11.	DEPOSITARY

MDS has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “PROCEDURE FOR DEPOSITING SHARES”, (iii) the receipt from MDS of cash to be paid in consideration of the Shares acquired by MDS under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

12.	STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

13.	DEALER MANAGERS

RBC Dominion Securities Inc. and RBC Capital Markets Corporation have been retained by the Corporation to act as Dealer Managers in connection with the Offer, and RBC Dominion Securities Inc. has acted as financial advisor to MDS. MDS has agreed to reimburse the Dealer Managers for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under Canadian provincial and United States federal securities laws. RBC Dominion Securities Inc. will receive a fixed fee from MDS in payment for services rendered as financial advisor to MDS.

14.	FEES AND EXPENSES

Except as set forth above, MDS will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Shares under the Offer. Brokers, dealers, commercial banks and trust companies and other nominees may, upon request, be reimbursed by MDS for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer.

MDS has retained CIBC Mellon Trust Company to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.

MDS is expected to incur expenses of approximately $700,000 in connection with the Offer, including filing fees and legal, dealer manager, depositary and printing fees.

APPROVAL AND CERTIFICATE

Dated: February 28, 2007

The Board of Directors of MDS has approved the contents of the Offer to Purchase and Circular dated February 28, 2007, and the sending, communicating or delivery of the Offer to Purchase and Circular to the Shareholders of MDS. The Offer to Purchase and Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor do they contain any misrepresentation likely to affect the value or the market price of the Shares within the meaning of the Securities Act (Québec).

(Signed) Stephen P. DeFalco	(Signed) James A. H. Garner
President and	Executive Vice-President and
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Robert W. Luba	(Signed) John T. Mayberry
Director	Director

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of MDS or the Shareholder’s broker, dealer, commercial bank, trust company of other nominee to the Depositary at one of its addresses below:

Offices of the Depositary for this Offer, CIBC Mellon Trust Company

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Attention: Corporate Actions

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Any questions or requests for assistance may be directed to the Depositary or Dealer Managers at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Managers for the Offer are:

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street	165 Broadway
Royal Bank Plaza	One Liberty Plaza
South Tower, 4th Floor	4th floor
Toronto, Ontario	New York, New York
M5J 2W7	U.S.A. 10006

Toll Free: 1-866-529-1620

Document 2

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary, the Dealer Managers (see last page of the Offer to Purchase (as defined below) for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
for
Deposit of Common Shares
of
MDS INC.
Pursuant to the Offer to Purchase Dated February 28, 2007

THE OFFER EXPIRES AT 5:00 P.M. (TORONTO TIME) ON APRIL 5, 2007,
UNLESS THE OFFER IS EXTENDED, VARIED OR WITHDRAWN.

Offices of the Depositary, CIBC Mellon Trust Company

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West Securities Level
Toronto, Ontario
M5L 1G9

Attention: Special Projects

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

This Letter of Transmittal properly completed and duly executed, together with all other required documents, must accompany certificates for Common Shares (the “Shares”) of MDS Inc. (“MDS”) deposited pursuant to the offer to purchase dated February 28, 2007 (together with any amendments, supplement or variations thereto, the “Offer to Purchase”) and must be delivered or sent to and received by the Depositary at one of the addresses set forth above on or prior to the Expiration Time.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to be delivered to the Depositary at or prior to the Expiration Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase. Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer. See Section 8 “INCOME TAX CONSEQUENCES” of the Circular that accompanies this Letter of Transmittal. Please read carefully the instructions set forth below before completing the Letter of Transmittal.

This Letter of Transmittal is to be used only if certificates for Shares are to be forwarded with it pursuant to Section 3 of the Offer to Purchase.

TO:     MDS INC.
AND TO: CIBC MELLON TRUST COMPANY, as Depositary

Number of Shares
	Name in which	Represented by	Number of Shares
Certificate Number	Certificate is Registered	Certificate	Deposited*

TOTAL

*	If you desire to deposit fewer than all Shares evidenced by any Share certificates listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4.

Delivery of this instrument to an address other than those listed above does not constitute a valid delivery.

The undersigned hereby deposits to MDS the above-described Shares pursuant to an Auction Tender at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender, as specified below, net to the Shareholder in cash (subject to applicable withholding taxes) and upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, MDS all right, title and interest in and to all Shares deposited hereby and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)	deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, MDS upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as defined below);

(b)	present certificates for such Shares for cancellation and transfer on MDS’s books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer to Purchase and this Letter of Transmittal.

The undersigned hereby represents and warrants that:

(a)	the undersigned has full power and authority to deposit, sell, assign and transfer the Shares;

(b)	when and to the extent MDS accepts the Shares for payment, MDS will acquire such Shares free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(c)	on request, the undersigned will execute and deliver any additional documents that the Depositary or MDS deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

(d)	the undersigned has read and agrees to all of the terms of the Offer to Purchase and this Letter of Transmittal.

The undersigned hereby, effective from the date on which MDS takes up and pays for the Shares deposited hereby (the “Effective Date”), revokes any and all proxies, voting instructions or other authority, whether as agent, attorney-in-fact, attorney or otherwise, previously given or conferred or agreed to be given or conferred by the undersigned at any time with respect to the deposited Shares to the extent the deposited Shares are taken up and paid for under the Offer. No proxies, voting instructions or authority, whether as agent, attorney-in-fact, attorney or otherwise, will be given or conferred with respect to the deposited Shares, and the undersigned shall not take steps to vote the deposited Shares on or after the Effective Date unless the deposited Shares are not taken up and paid for under the Offer.

2

The names of the registered owners should be printed as they appear on the certificates representing Shares deposited hereby. The certificates and the number of Shares that the undersigned wishes to deposit pursuant to the Offer should be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B “Auction Tender”.

The undersigned understands that he or she must indicate whether he or she is depositing the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A “Type of Tender”. The undersigned understands that if the undersigned validly deposits Shares without specifying whether the undersigned is making an Auction Tender or a Purchase Price Tender, the undersigned will be deemed to have made a Purchase Price Tender.

The undersigned understands that MDS will determine a single price per Share (the “Purchase Price”) that it will pay for Shares properly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. The undersigned understands that the Purchase Price will be the lowest price between CDN$21.00 and CDN$23.50 at which Shares have been deposited or have been deemed to be deposited that will enable MDS to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding CDN$500,000,000. The undersigned understands (i) that all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for each Share purchased, upon the terms and subject to the conditions of the Offer, including the applicable pro ration provisions relating to Shares deposited, and (ii) that certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro ration and Shares not accepted for purchase will be returned as soon as practicable after the Expiration Date or termination of the Offer, without expense, to the depositing Shareholder.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, MDS may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box D “Special Payment Instructions” or Box E “Special Delivery Instructions”. The undersigned recognizes that MDS has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

The undersigned understands that acceptance of Shares by MDS for payment will constitute a binding agreement between the undersigned and MDS, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

The undersigned understands that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from MDS and transmitting such payment to the depositing shareholders. Under no circumstances will interest be paid by MDS by reason of any delay in paying for any Shares or otherwise.

The cheque for the aggregate purchase price in respect of such deposited Shares which are purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated in Box D “Special Payment Instructions”, Box E “Special Delivery Instructions” or Box F “Hold for Pick-Up”. Such payment will be made in Canadian dollars.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and the telephone number of the undersigned, to the Depositary. The Depositary will respond with the replacement requirements.

A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to be able to deposit the Shares under the Offer.

3

BOX A
TYPE OF TENDER
(See Instructions 5(a))
  _ _

Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to:
  _ _

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
PRICE (IN CANADIAN DOLLARS)
PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.
(See Instructions 5(b))

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender. Failure to properly complete this box will result in Shares being deemed to have been deposited pursuant to a Purchase Price Tender.
  _ _

Check the appropriate boxes to indicate Auction Tender Price.

PRICE IN CANADIAN DOLLARS

☐ $21.00	☐ $21.90	☐ $22.80
☐ $21.10	☐ $22.00	☐ $22.90
☐ $21.20	☐ $22.10	☐ $23.00
☐ $21.30	☐ $22.20	☐ $23.10
☐ $21.40	☐ $22.30	☐ $23.20
☐ $21.50	☐ $22.40	☐ $23.30
☐ $21.60	☐ $22.50	☐ $23.40
☐ $21.70	☐ $22.60	☐ $23.50
☐ $21.80	☐ $22.70

If portions of shareholdings are being deposited at different prices, use a separate Letter of Transmittal for each
price specified.

BOX C
ODD LOTS
(See Instruction 7)

To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

☐	is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.
  _ _

BOX D
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)

To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned.

Issue: ☐ cheque and/or ☐ certificate(s) to:

Name:
(Please Print)

Address:

4

BOX E
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)

To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail: ☐  cheque and/or ☐  certificate(s) to:

Name:
(Please Print)

Address:

(Include Postal Code or Zip Code)

BOX F
HOLD FOR PICKUP

☐	Hold certificates and/or cheques for Shares for pick-up.
  _ _

BOX G
GUARANTEED DELIVERY

☐	Check here if certificates for deposited shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:

Name(s) of Registered Owner(s):

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution Which Guaranteed Delivery:

BOX H
SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 6)
(Recipients in the U.S.: Please Complete Substitute Form W-9)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.

Authorized Signature:
(Signature(s) of shareholder or authorized representative)

Name(s):
(Please Print)

Capacity:

Address:
(Include Postal Code or Zip Code)

U.S. shareholders must provide their Taxpayer Identification No. or Social Security No.;
Canadian shareholders must provide their Social Insurance No.

Dated: _ _, 2007

5

BOX I
GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 6)

Authorized Signature:

Name of Guarantor:

(Please Print)

Title:

Name of Firm:

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

Date _ _, 2007

6

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. Guarantee of Signatures.  No signature guarantee is required if either:

(a)	this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box D “Special Payment Instructions” or Box E “Special Delivery Instructions” above; or

(b)	such Shares are deposited for the account of a firm which is a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each being referred to as an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box I “Guarantee of Signature(s)”. See Instruction 6.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.  This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary at or prior to the Expiration Time.

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Time, may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or a manually executed photocopy thereof) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with signatures guaranteed if so required by the Letter of Transmittal, and all other documents required by this Letter of Transmittal must be received by the Depositary before 5:00 p.m., Toronto time, on or prior to the third day following the Expiration Date on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a “Trading Day”), all as provided in Section 3 of the Offer to Purchase.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or by mail to the Depositary at its office in Toronto, Ontario and must include a guarantee, by an Eligible Institution in the form set forth in such Notice. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery at or prior to the Expiration Time.

The method of delivery for all documents, including certificates for Shares, is at the election and risk of the depositing Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary at or prior to the Expiration Date. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Shares.

MDS will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy thereof) waive any right to receive any notice of the acceptance of their deposit.

3. Inadequate Space.  If the spaces provided in the box on page 2 of this Letter of Transmittal relating to the number and description of Shares being deposited are inadequate, the certificate number and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Deposits and Unpurchased Shares.  If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled “Number of Shares Deposited”. In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be

7

issued and sent to the registered holder, unless otherwise specified in Box D “Special Payment Instructions” or Box E “Special Delivery Instructions” on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.	(a) Indication of Type of Tender. To deposit Shares, the Shareholder must complete Box A “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery, for each lot which the shareholder is depositing.

(b)	Indication of Price at Which Shares Are Being Deposited. For Shares to be properly deposited pursuant to an Auction Tender, the shareholder must complete Box B “Auction Tender” on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. No price can be specified by shareholders making a Purchase Price Tender. In order to deposit Shares properly, one price, and only one price, under “Auction Tender Price (in Canadian Dollars) Per Share at which Shares are Being Tendered” on each Letter of Transmittal must be checked if an Auction Tender is selected as the type of tender election. Any Shares tendered as an Auction Tender without a price indicated in the appropriate box in the Letter of Transmittal will be deemed to be a Purchase Price Tender. Any Shares tendered in an Auction Tender with more than one price indicated will be deemed to have been tendered at the lowest applicable price indicated.

6.	Signatures on Letter of Transmittal, Stock Powers and Endorsements.

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) representing such Shares without any change whatsoever.

(b)	If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c)	If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or manually signed photocopies thereof) as there are different registrations of certificates.

(d)	When this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e)	If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to MDS of their authority so to act.

7. Odd Lots.  As described in Section 2 of the Offer to Purchase, if MDS purchases less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under a Purchase Price Tender. This preference will not be available unless Box C “Odd Lots” is completed.

8

8. Special Payment and Delivery Instructions.  If certificates for Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address or if share certificates and/or cheques for Shares are to be held for pick-up, Box D “Special Payment Instructions” and/or Box E “Special Delivery Instructions” and/or Box F “Hold For Pick-Up” on this Letter of Transmittal must be completed.

9. Irregularities.  MDS will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. MDS reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of MDS’s counsel, be unlawful. MDS also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and MDS’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as MDS shall determine. None of MDS, the Dealer Managers, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

10. Questions and Requests for Assistance and Additional Copies.  Questions and requests for assistance may be directed to the Depositary or the Dealer Managers at their addresses and telephone numbers set forth on the back cover of the Offer to Purchase and Circular. Additional copies of the Offer to Purchase, the Circular, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from your local broker, dealer, commercial bank, or trust company.

11. Substitute Form W-9.  Each U.S. Shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”) (generally the Shareholder’s social security number or federal employer identification number) and certain other information, on Substitute Form W-9, which is provided under “Important U.S. Tax Information for U.S. Shareholders Depositing Shares to the Depositary” below. Failure to timely provide a correct TIN on the form may subject the depositing Shareholder to U.S. federal backup withholding tax on the gross amount of any payments made to the U.S. Shareholder and, in certain cases, penalties.

12. Lost Certificates.  Shareholders who have lost the certificates representing their Shares should complete this Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary, who will advise you of replacement requirements.

13. Governing Law.  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

IMPORTANT:  This Letter of Transmittal or a manually signed photocopy hereof (together with certificate(s) for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary as appropriate at or before the Expiration Time.

9

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS
DEPOSITING SHARES TO THE DEPOSITARY

Under U.S. federal income tax law, in order to avoid backup withholding on payments made pursuant to the Offer, a U.S. Shareholder whose deposited Shares are accepted for payment is required to provide the Depositary with such Shareholder’s correct TIN, certify under penalties of perjury that such TIN is correct, and provide certain other certifications on Substitute Form W-9 below unless an exemption applies. If such Shareholder is an individual, the TIN is his or her social security number. If the Depositary is not timely provided with the correct TIN, or if the Shareholder fails to provide the required certifications, the U.S. Internal Revenue Service (“IRS”) may subject the U.S. Shareholder or other payee to a U.S.$50 penalty. In addition, cash payments made to U.S. Shareholders in exchange for their Shares may be subject to backup withholding currently imposed at a rate of 28%. Certain U.S. Shareholders (including, among others, U.S. corporations) are not subject to these backup withholding and reporting requirements. To prevent backup withholding on cash payments that are made to U.S. Shareholders with respect to the exchange of their Shares, the U.S. Shareholder is required to notify the Depositary of such Shareholder’s correct TIN by completing the attached Substitute Form W-9 certifying (a) that the TIN provided on Substitute Form W-9 is correct (or that the Shareholder is awaiting a TIN) and (b) that (i) the Shareholder has not been notified by the IRS that such Shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) the IRS has notified such Shareholder that such Shareholder is no longer subject to backup withholding.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the Shareholder upon filing a U.S. federal income tax return.

The U.S. Shareholder is required to give the Depositary the TIN (e.g. social security number or employer identification number) of the registered holder of the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” which accompany this Letter of Transmittal for additional guidance on which number to report.

Certain Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should indicate their exempt status on the Substitute Form W-9. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions. Shareholders are urged to consult their tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

10

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS
(INCLUDING U.S. RESIDENT ALIENS)
(See “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Please fill out your name and address below: Name: _ _ Address (Number and street): _ __ _ City, State and Zip Code: _ __ _

Payer’s Request for Taxpayer Identification Number (TIN)	Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number OR Employer Identification Number

Part 2 — Awaiting TIN ☐ Exempt ☐

CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 2.

SIGNATURE _ _ DATE _ _

NAME (Please Print) _ _

ADDRESS (Number and street) _ _

City, State and Zip Code

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

11

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED
THE APPLICABLE BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

12

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-000-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

Give the NAME and
SOCIAL SECURITY
For this type of account:		number of —
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or single-owner LLC	The owner[3]

Give the NAME and
EMPLOYER
IDENTIFICATION
For this type of account:		number of —
6.	A valid trust, estate, or pension trust	Legal entity (do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)[4]
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization
9.	Partnership or Multi-Member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receive agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the individual owner. Use either SSN or EIN.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

13

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

(Page 2)

How to Get a TIN
To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/  ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

  If you do not have a TIN, write “Applied For” in Part 1, check the “Awaiting TIN” box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

  Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding
Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

  Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

Exempt Payees.
Backup withholding is not required on any payments made to the following payees:

(1)	An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)	The United States or any of its agencies or instrumentalities.
(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.
(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.
(5)	An international organization or any of its agencies or instrumentalities.
  Other payees that may be exempt from backup withholding include:

(6)	A corporation.
(7)	A foreign central bank of issue.
(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)	A real estate investment trust.
(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)	A common trust fund operated by a bank under section 584(a).
(13)	A financial institution.
(14)	A middleman known in the investment community as a nominee or custodian.
(15)	A trust exempt from tax under section 664 or described in section 4947.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

  Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

  You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Failure to Report Certain Dividend and Interest Payments. If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX
ADVISOR OR THE INTERNAL REVENUE SERVICE.

14

Document 3

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for
Deposit of Common Shares
of
MDS Inc.
Pursuant to the Offer to Purchase dated February 28, 2007

As set forth in Section 3 the offer to purchase of MDS Inc (“MDS”) dated February 28, 2007 (together with any amendments, supplements or variations thereto, the “Offer to Purchase”), this form or one substantially equivalent hereto, must be used to deposit common shares (the “Shares”) in the capital of MDS pursuant to the Offer to Purchase if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary at or prior to the Expiration Time (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the office set forth below. See Section 3 of the Offer to Purchase.

TO:      MDS INC.
AND TO:  CIBC MELLON TRUST COMPANY, as Depositary

By Mail, Hand or Courier

CIBC Mellon Trust Company
199 Bay Street, Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Attention: Special Projects
By Facsimile Transmission

(416) 643-3148

Delivery of this Notice of Guarantee Delivery to the address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase. Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer. See Section 8 “Income Tax Consequences” in the Circular that accompanies this Notice of Guaranteed Delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

The undersigned hereby deposits to MDS in the manner and at the price per Share indicated below, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, receipt of which are hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase.

Name & Address of Shareholder
Certificate Number(s) — If Available	Number of Shares	(please print)

IMPORTANT:  This Notice of Guaranteed Delivery or a manually executed photocopy hereof (together with all other required documents) must be received by the Depositary at its Toronto, Ontario address at or prior to the Expiration Time.

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

2

GUARANTEE
(Not to be used for signature guarantee)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 p.m., Toronto Time, on the third Trading Day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm _ _	Authorized Signature _ _

Address of Firm _ _	Name _ _
(Please type or print)

Title _ _
Postal Code or Zip Code
Dated _ _, 2007

Area Code and Tel. No: _ _

3

BOX A
TYPE OF TENDER
(See Instruction 5(a) of the Letter of Transmittal)
  _ _

Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to:
  _ _

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
PRICE (IN CANADIAN DOLLARS)
PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.
(See Instruction 5(b) of the Letter of Transmittal)

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender. Failure to properly complete this box will result in Shares being deemed to have been deposited pursuant to a Purchase Price Tender.
  _ _

Check the appropriate boxes to indicate Auction Tender Price.

PRICE IN CANADIAN DOLLARS

☐ $21.00	☐ $21.90	☐ $22.80
☐ $21.10	☐ $22.00	☐ $22.90
☐ $21.20	☐ $22.10	☐ $23.00
☐ $21.30	☐ $22.20	☐ $23.10
☐ $21.40	☐ $22.30	☐ $23.20
☐ $21.50	☐ $22.40	☐ $23.30
☐ $21.60	☐ $22.50	☐ $23.40
☐ $21.70	☐ $22.60	☐ $23.50
☐ $21.80	☐ $22.70

If portions of shareholdings are being deposited at different prices, use a separate Notice of Guaranteed Delivery for each price specified.

BOX C
ODD LOTS
(See Instruction 7 of the Letter of Transmittal)

To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

☐	is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

4

PART III
UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS
Item 1. Undertakings.
          (a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
          (b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2. Consent to Service of Process.
          (a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
          (b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV
SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Peter E. Brent
Peter E. Brent
Senior Vice-President, Legal and Corporate Secretary
Date: February 28, 2007